Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

The following communication was distributed on the Materials page of Sinclair’s external website, wearesinclair.com:

September 8, 2017

Blog: Full Steam Ahead for Sinclair’s Repack

By Harvey Arnold, Vice President of Engineering, Sinclair Broadcast Group

There have been a lot of misleading claims made lately on the impact that Sinclair’s acquisition of Tribune will have on the FCC’s repack process.  Opponents to our merger are fabricating tales that the combined Sinclair/Tribune will intentionally delay completion of the repack.  Nothing could be further from the truth.  As Sinclair’s lead engineer, I want to set the record straight.

The Tribune deal has no impact on the timing of the repack completion. The repack process started months ago, when I assembled a team of over 20 professionals to tackle repacking 98 stations. We are proud to say that Sinclair is currently on schedule to meet all of its Phase Completion Dates.  We have submitted orders for our first 20 high power antennas, along with 20 wideband auxiliary antennas and transmission line runs, and are ready to submit orders for more, but are awaiting permission from the FCC to maximize our power and antenna patterns. We have kept the FCC’s Media Bureau regularly updated on our progress, and I believe they fully understand the investment of time, expertise and other resources we are making in this effort. While we can’t and don’t speak for Tribune today, we understand that their engineers are working just as diligently as we are to meet their Phase Completion Dates.

Sinclair has neither the ability nor the incentive to slow down the repack.  There is no formal mechanism for any broadcaster to single-handedly slow down the repack. The current FCC rules allow it to immediately force any station off the air if it fails to meet a Phase Completion Date (with very few, highly technical exceptions).  So “delaying the repack” means, as a practical matter, the pointless and, indeed, suicidal act of losing our audience, advertisers, and other revenue streams.  To what end?  None of our opponents have articulated a cogent rationale as to why we would slow down the repack.  Because there isn’t one.

To the contrary, Sinclair wants the repack to be completed quickly and efficiently.  Without a completed repack, we can’t roll out Next Gen TV as efficiently as we would like to.  As the ATSC 3.0 technology standard becomes finalized and approved by the FCC, the implementation can most efficiently happen in conjunction with the repack.  Delaying the repack would mean delaying a smooth rollout for Next Gen TV for consumers. We are very excited about the competitive services that Next Gen TV can offer consumers, including new mobile video services.  Having spent years in leading the development of this technology, we have no incentive to delay its implementation.

Our ownership of Dielectric is actually helping the repack. We own Dielectric, the largest TV antenna manufacturer in the U.S., which is a supplier of antennas to approximately 80% of the market.  Our opponents claim that we will use this leadership in the industry to (inexplicably) not sell broadcasters the new antennas they need to repack.  Huh?  We bought Dielectric to be in the antenna building and selling business, not to not-build and not-sell antennas.  In fact, Dielectric has invested heavily in preparation for repack over the past four years. Investment in new product development, new manufacturing equipment, new engineering software, hiring and training of staff culminated in the recent opening of a second factory that will employ 50 people and enable Dielectric to produce up to 1,300 UHF main and auxiliary antennas for this repack. What most people don’t know is that we bought Dielectric at a time when it was insolvent, about to be shut-down by its corporate parent due to an FCC freeze on granting new licenses. Without Sinclair stepping in to keep Dielectric as a viable operating subsidiary, this critical manufacturing capacity would not be available today, making the repack much more expensive and inevitably delaying its completion.

So don’t believe anything you hear about Sinclair delaying the repack. It’s all nonsense, motivated by companies that couldn’t care less about the future of broadcasting. I’ve dedicated my entire career to broadcast engineering and consider it a crowning achievement to shepherd Sinclair successfully through this challenge.  And on schedule!

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Sinclair and Tribune. In connection with the proposed transaction, Sinclair has filed with the SEC a registration statement on Form S-4 (the “Form S-4”), containing a preliminary proxy statement of Tribune, and Sinclair and/or Tribune may file one or more other documents with the SEC. This communication is not a substitute for the Form S-4, the proxy statement or any other documents that Sinclair and/or Tribune may file with the SEC or send to Tribune shareholders in connection with the proposed transaction. SHAREHOLDERS OF TRIBUNE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Form S-4 became effective on September 6, 2017. The proxy statement will be mailed to shareholders of Tribune. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Sinclair will be made available free of charge on Sinclair’s website at http://www.sbgi.net or by contacting the Sinclair’s Investor Relations Department by phone at (410) 568-1500. Copies of documents filed with the SEC by Tribune will be made available free of charge on Tribune’s website at http://www.tribunemedia.com or by contacting the Tribune’s Investor Relations Department by phone at (212) 210-2786.

Participants in the Solicitation:

Tribune and its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Information about Tribune’s directors and executive officers is available in and Tribune’s proxy statement for the 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the proxy statement.

The following communication was distributed on the Latest News page of Sinclair’s external website, wearesinclair.com:

June 20, 2017

Bloomberg: Sinclair’s Ripley Sees Tribune Deal Closing Around Year End

(Bloomberg) — Sinclair Broadcast Group Inc.’s chief executive said the company’s proposed $3.9 billion purchase of Tribune Media Co. could close around the end of this year, after facing about six months of antitrust and regulatory review in Washington.

CEO Christopher Ripley said that the company may need to sell television stations in Salt Lake City, St. Louis and Wilkes-Barre, Pennsylvania to meet demands of regulators. But Ripley said policy makers should consider ending a cap on the ownership of stations, which has “outlived its usefulness.”

“We don’t see why this cap is needed,” Ripley told a Washington luncheon Tuesday.

Sinclair stands to gain stations in 42 cities, including New York and Chicago, from the deal announced May 8 for Tribune Media. The new broadcasting behemoth would have 233 stations and affiliation with all four major networks.

“We’re the largest TV broadcaster by far, but yet we are so tiny compared to AT&T, Verizon, Comcast, Charter, Google, Facebook, Amazon,” Ripley said in remarks to the Media Institute, a policy group. “We just sort of scratch our heads from a regulatory basis, why there could be any grounds to prevent” broadcast consolidation.

Sinclair’s deal is expected to be the first in a mergers-and-acquisitions frenzy under corporate-friendly policies of Republican President Donald Trump. It needs clearance from U.S. authorities including the Federal Communications Commission, where Chairman Ajit Pai has criticized media ownership regulations and loosened a rule to make Sinclair’s deal possible. That change, to methods for calculating whether a company’s audience surpasses a nationwide limit, withstood a court challenge June 15.

“Thankfully we’ve got Chairman Pai who’s launched an action to look at these antiquated rules” that have “artificially tipped the playing field away from TV broadcast to the point of making us uncompetitive,” Ripley said.

Pai, appointed by Trump, has pledged to comprehensively review the national cap, which limits broadcasters to serving 39 percent of the TV audience. In an April speech to broadcasters, the Republican chairman promised “a much more fact-based discussion about where our media ownership regulations rules are and where they should be.”

The proposed merger also faces antitrust review by the Justice Department, which could take about six months, Ripley said.

Asked if Sinclair would buy more TV stations if FCC rules allowed it, Ripley replied, “We’re just trying to get through this transaction.”

He added that the industry “is still way under-sized.”

More Deals?

“That’s really the punch line,” Ripley said. “And that’s why if we don’t do it, someone else will. It’s sort of the commercial inevitability of the ecosystem.”

Sinclair has been known for conservative leanings, naming former Trump aide Boris Epshteyn as its chief political analyst, and airing programming that benefited Trump and President George W. Bush during their campaigns. In a February filing the company called itself the largest producer of local news in the nation, issuing 2,200 hours of news per week at 112 stations in 76 markets.

“It’s no secret that some of our shareholders have a conservative bent, but that doesn’t define who Sinclair is,” Ripley said. “The strategy behind local news is to have as broad appeal as possible.”

“Local news is focused on facts, and it’s focused on broad appeal,” Ripley said. “If we were as conservative and slanted as we’ve been accused of, we would suffer financially.”

Used with permission of Bloomberg L.P. Copyright© 2017. All rights reserved.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Sinclair and Tribune. In connection with the proposed transaction, Sinclair has filed with the SEC a registration statement on Form S-4 (the “Form S-4”), containing a preliminary proxy statement of Tribune, and Sinclair and/or Tribune may file one or more other documents with the SEC. This communication is not a substitute for the Form S-4, the proxy statement or any other documents that Sinclair and/or Tribune may file with the SEC or send to Tribune shareholders in connection with the proposed transaction. SHAREHOLDERS OF TRIBUNE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Form S-4 became effective on September 6, 2017. The proxy statement will be mailed to shareholders of Tribune. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Sinclair will be made available free of charge on Sinclair’s website at http://www.sbgi.net or by contacting the Sinclair’s Investor Relations Department by phone at (410) 568-1500. Copies of documents filed with the SEC by Tribune will be made available free of charge on Tribune’s website at http://www.tribunemedia.com or by contacting the Tribune’s Investor Relations Department by phone at (212) 210-2786.

Participants in the Solicitation:

Tribune and its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Information about Tribune’s directors and executive officers is available in and Tribune’s proxy statement for the 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the proxy statement.

The following communication was distributed on the Latest News page of Sinclair’s external website, wearesinclair.com:

August 4, 2017

Broadcasting & Cable: Sink or Swim, With a set-top box of their own, TV broadcasters can take their place in the digital future

“Today, broadcast TV is at a disadvantage. It cannot provide multichannel offerings and is confined to one revenue stream (advertising). “

[Link to: http://www.broadcastingcable.com/news/news-articles/sink-or-swim/93374]

The following article was written by a third party and was made available via link provided in the above communication:

What Do You Think?

By By Harry A. Jessell

With this essay, BROADCASTING & CABLE hopes to initiate a dialogue among broadcasters and other media professionals about how broadcasters can use their spectrum to its best advantage. Send your thoughts (along with a daytime phone number) to me:

Harry A. Jessell, editor in chief BROADCASTING & CABLE, 360 Park Avenue South, New York, NY 10010

Of course, you can also e-mail comments (with a daytime phone number) to

hjessell@reedbusiness.com

Over the course of the next several weeks, we’ll print the best of your responses.

“There is a tide in the affairs of men, Which, taken at the flood, Leads on to fortune.”— William Shakespeare in
Julius Caesar

The tide for broadcast television is more at ebb than at flood these days. In the opinion of many, its defining moment—its tipping point, for better or worse—is at hand. Broadcast television’s future depends almost entirely on the medium’s response to the promise and inevitability of digital television. So far, that response has been sometimes valiant, but almost always short of the mark.

Hundreds of millions of dollars have been spent—many reluctantly—by broadcasters following the letter of the law of the digital transition. What has been missing is a willingness to reinvent their medium in ways that would have been unthinkable to the television pioneers of the 20th century. Digital broadcast pioneers have leapt but halfway across the digital chasm.

Today, broadcast TV is at a disadvantage. It cannot provide multichannel offerings and is confined to one revenue stream (advertising). The 1,600 over-the-air television stations (1,300 commercial) have left reception largely to others and are now dependent on cable and satellite to reach most of its audience. It’s a flimsy foundation for a business. Only a one-vote margin in the Supreme Court supports laws that says cable and satellite must carry just one signal from each TV station. Broadcasters must take charge of their own destiny.

The good news is that they can—by exploiting fully the potential of their digital channels. To do that, however, they need a Manhattan Project-style crash program to:

•                  Improve the reception of DTV stations so that it is at least as good as that of their analog stations and;

•                  Explore the economic and technological feasibility of subscription-supported multichannel broadcasting through a broadcast-only set-top box.

A NEW GATEWAY

The broadcasters’ set-top would be their new gateway into the home. With it, they could compete head-to-head with cable and satellite, offering a mix of the long-promised high-definition television, and standard-definition television, data for computers and possibly even Internet access. And like cable and satellite, they could begin to enjoy the second revenue stream of subscriber fees.

For consumers, the broadcast box would represent more choice, an alternative to the cable and satellite TV and one that, through the magic of broadcasting, could be enjoyed on any set in any room in the house. Assuming cooperation (and that’s a big assumption), a local consortium of stations could deliver at least 20 or 30 channels, including possibly popular cable networks like ESPN, Lifetime and CNN. Some of the channels could be free. Some pay. Some HDTV. Some SDTV.

Interest in reviving broadcasting as a stand-alone medium independent of cable and satellite is taking hold in the industry. And much of it is being focused by the Association of Maximum Service Television, a Washington-based trade group dedicated to getting the most of the over-the-air technology. With the backing of some of major station groups on his board, MSTV President David Donovan is trying to rally broadcasters around the idea of a broadcast lab, an industry-funded R & D center to make DTV work.

“We are looking at the core fundamentals—getting the signal out off the tower and into the back of the set with a simple antenna,” Donovan says.

“The coming of the digital age presents us with unique technical challenges and opportunities,” he says. “It offers the promise of becoming a wireless facilities-based competitor to cable and satellite, delivering the long-promised HDTV and other services.”

Creating a broadcast lab is not the only approach. The industry could wait on the marketplace. Indeed, WOW Digital TV Inc., a start-up company, has been testing an STB with “flying wing” antenna since February in Salt Lake City. The box receives the digital signals of the city’s nine DTV stations—HDTV and SDTV—as well as WOW’s proprietary content (video games and Internet-like news, sports and weather) that it is broadcasting over KJZZ-TV, an independent station owned by Utah Jazz owner Larry Miller. Encouraged by the trial, the company hopes to begin selling the boxes through retail stores in the fourth quarter. The price tag: $200.

This magazine first advocated a set-top box for broadcasters more than a year ago (April 23, 2001) in a three-page article by my predecessor as editor in chief, Donald West (“Digital Box to the Rescue”). Now, West and a number of associates—including John Abel, the founder of Geocast—are refining the concept under the trade name VideoEdge. Their emphasis is as much, if not more, on the business plan for digital as on the technology itself.

SPEND MONEY TO MAKE MONEY

But because of the complexity of the technological problems and the urgency, Donovan and leading broadcasters believe a lab is the way to go. It won’t be cheap, but even spending many millions a year is miniscule when measured against the potential. The National Association of Broadcasters could help by dipping into its $85 million reserve fund.

Whatever the cost, the eventual pay-off could be great. Since they still deliver the most popular programming carried by cable and satellite, broadcasters have long believed they deserve a big share of cable and satellite subscription revenues, which are approaching $35 billion this year. Where retransmission consent failed in getting that share, the broadcast-only STB could succeed. “Whoever collects the fees controls the game,” says the head of one Top 25 station group. “Let’s build a box so that we can collect the fees.”

Broadcasting’s digital opportunity comes from Congress. In 1996, it awarded each TV station a second digital channel with the understanding, but not the requirement, that it would be used for HDTV. The idea was that broadcasters would build digital stations and operate them in parallel with their analog stations. Once 85% of TV homes had new TV sets with digital tuners—once the country had made the transition from analog NTSC to digital HDTV, in other words— the broadcasters would turn off the NTSC service and give back the analog channels.

That plan has hit high dead center. Although more than 400 stations have turned on digital stations, few have any idea of how to recoup their considerable investment in transmitters and antennas, let alone how to create a profitable new business. In fact, if not for the FCC’s build-out schedule, digital stations might number in the 10s rather than the hundreds. And many of the new digital stations are empty shells, broadcasting at low power to meet the letter, not the spirit, of the law.

Meanwhile, the consumer electronics industry has run into great difficulty selling integrated digital receivers—that is, TV sets containing tuners and the other electronics necessary to watch over-the-air signals. There was a market for big-screen digital monitors—over two million have been sold—but fewer than 200,000 contained the electronic guts to enable broadcast reception.

To speed the digital transition, FCC Chairman Michael Powell is now talking about a rule that would require set manufacturers to integrate digital tuners in new sets over the next several years. The Powell initiative should be appreciated, but it’s not the answer.

EMPOWERING THE ANALOG TV SET

The answer to broadcasters’ digital future is analog. There are now 260 million television sets in the United States. But for the few hundred thousand digital sets (with tuners) sold in the last five years, they are all analog. Another 30 million analog sets join that population each year. Essentially, they never die.

The digital broadcast scheme now in place would relegate all those sets—and the television homes they occupy—to obsolescence. They won’t yield the field easily. Cable figured this out from the first. It pioneered set-top boxes years ago because it couldn’t wait for set to be built with cable tuners and because it wanted to scramble pay programming. Similarly, direct satellite takes advantage of digital compression and picture enhancement but in the end depends on analog sets for display.

By developing their own STB, broadcasters can re-empower every analog set. Then it can hold that part of the television audience intact through the true digital transition, which will take not years, but the greater part of a generation.

Broadcasting may have an ally in the effort to reinvent itself. Those consumer electronics manufacturers that are closed out of the cable and satellite STB market may be eager to mass produce the broadcast STB. Whatever the profit on each box, the manufacturers can multiply it by some large portion of those 260 million analog sets. Their challenge is to produce a box that not only handles whatever the broadcasters choose to send, but also provides the necessary addressability and security.

If cable and satellite were agreeable (currently they are not), manufacturers could integrate cable, satellite and broadcast into a single STB. Tribune’s Ira Goldstone has conceived such an integrated box and has outlined it in a paper for the Advanced Television Systems Committee. Broadcast-only or integrated solutions aren’t rocket-science technologically, although there are major variables in how they might be configured— and consequently in cost.

Perhaps a greater technological challenge than the box is improving coverage of the over-the-air digital signal. From the start, the 8-VSB digital transmission standard has been plagued by poor propagation and a surprising susceptibility to interference. Broadcasters cannot offer a new service to the 105 million TV homes, if it cannot reach them with a strong and reliable signal, preferably receivable via an indoor antenna. It’s a problem, but one that should yield to the consumer electronics and broadcast engineers, if there are economics to demand it.

Another challenge is aggregating spectrum. Because each TV station has only one 6 MHz digital channel, a viable multichannel broadcast service requires cooperation among the broadcasters. Individually, a broadcast station can offer only a handful of SDTV channels in each market. Together, a group of broadcasters could offer a mix of at least 20 or 30 channels.

The number of channels could be higher. In the digital realm, the quality of a television picture can be turned up or down, with the ultimate judgment in the eye of the beholder. Cable, for example, uses compression ratios a broadcaster would never consider and has millions of customers who apparently are content. Over time, the inevitable improvements in compression and transmission technologies will make possible an escalating scale of broadcaster content. The key is in getting started before the opportunity—and perhaps the spectrum itself—is lost.

Broadcasters will also have to do some selling on Capitol Hill. The idea of multichannel digital broadcasting will upset lawmakers who feel that broadcasters should stick to the original deal—spectrum for HDTV. But rather than apologize for their multichannel ambition, broadcasters must start explaining it and win over those who oppose it. That’s what the NAB is for.

CAN’T BROADCASTERS COOPERATE?

Some of the work of organizing broadcasters has already been done. iBlast has pulled together a broadcast DTV consortium of major broadcast groups including Tribune, Gannett, Cox, Post-Newsweek and Emmis. One source estimates it has contracts with over 250 stations covering more than 90% of TV households. Those blueprints have been designed primarily to connect broadcast-originated signals with personal computers, but presumably could be redirected.

Until now, broadcasters have sought political solutions to their dilemma—primarily by requiring cable to carry not just one digital signal but all they can muster in 6 MHz of spectrum. Or, alternatively, by seeking legislation that would require placement of integrated digital tuners in all sets manufactured after a given date—a solution that would eventually produce a digital universe but in the interim would require consumers to pay a premium for a service they might neither want nor need while still leaving behind those millions of legacy analog sets.

TV broadcasting is still a good business, particularly in the large markets where executives can talk about profit margins of 40%-50%. But it’s not a growing business, and in small markets it is probably already a declining one. Deregulation will help bolster the bottom line. The more stations you can own and operate under one roof, the more viable each becomes. But what happens when all those efficiencies are exhausted and cable is an even more potent force in advertising?

Broadcasters need to become multichannel players with major program offerings and multiple revenue streams. It must reestablish its own proprietary gateway to and headend within the home. It must learn to cooperate. It must establish a transactional relationship with the viewer. It must capitalize upon all the advantages inherent to its medium. At the end of the day, broadcasting’s first advantage may be its greatest: It can be wireless all the way.

Getting it done will require a talent with which broadcasters have little familiarity: cooperation. Part of the genius of the medium has been that, when any two broadcasters—or three or four or 50—are competing for the same audience, they will fight to the death for the last rating point. Now, they must put the rivalries aside and pool their resources to develop this new service and pool their spectrum to implement it. The perfect vehicle may be MSTV’s broadcast lab.

It will require, as well, breaking out of the single-channel mindset and a rigid reliance on any one style of technology or business. Broadcasting’s fiscal future may rely more on the subscriber than the advertiser, as is the case today with cable and satellite.

The Shakespeare quotation that began this analysis didn’t stop there. It went on to add: “Omitted, all the voyage of their life is bound in shallows and in miseries.” That’s fair warning from the 16th century to the 21st: Catch the wave or miss the future.

The following communication was distributed on the Latest News page of Sinclair’s external website, wearesinclair.com:

August 21, 2017

Preston Padden: FCC TV Ownership Rules & Unintended Consequences

“On many occasions I thought, ‘Why can’t the FCC see that these TV station ownership restrictions are preventing the creation of meaningful entities of scale that could bring to viewers the benefits of greater competition and diversity?’”

[Link to: https://boulderpreston.com/]

The following article was written by a third party and was made available via link provided in the above communication:

Boulder Thinking, LLC

Preston Padden, Principal

ppadden@icloud.com

1301 Cayon Blvd., Suite 306, Boulder, CO 80302

FCC TV Ownership Rules & Unintended Consequences

[Note: Regrettably, no one paid me to write this. The views and experiences are my own.]

I have longtime friends who believe that the public interest requires the FCC to strictly limit the ownership of multiple TV stations. I genuinely understand and respect their opinions. But, my personal experience over 40 years in the industry suggests that TV ownership limits intended to enhance diversity may, in fact, prevent the creation of meaningfully diverse competitors.

My first job out of law school in 1973 was at Metromedia, Inc. Metromedia had emerged out of the ashes of the Dumont Television Network. In the late 1940’s television pioneer Dr. Allen Dumont warned the FCC that it must assign at least four VHF stations to all the major markets to assure the survival of the then extant four television networks. But in it’s Sixth Report And Order On Television Allocations in 1952, the FCC did not listen and Dr. Dumont was proven “dead right” — his network folded. The FCC’s allocations decision condemned the nation to decades of service from only three commercial television networks. Reading this history was my first lesson in how well meaning FCC Rules can have unintended consequences for competition and diversity.

As the Dumont Network was going out of business, it spun off to shareholders its owned TV stations in New York, WABD (named for Dr. Dumont) and in Washington, D.C., WTTG (named for Dumont Chief Engineer Thomas T Goldsmith). Businessman John Kluge acquired de-facto control of the new company and adopted the name Metromedia. A passionate competitor and risk taker, Mr. Kluge struggled to fulfill the FCC’s continuing priority public interest objective to create a fourth free-over-the-air commercial television network.

Kluge aggressively sought to expand Metromedia’s portfolio of owned television stations — the indispensible foundation of any network. But his efforts were thwarted by the FCC’s own Rules limiting the ownership of multiple stations. One particularly prominent obstacle was the FCC’s “Top 50 Policy” that required a “compelling public interest showing” to own more than 3 TV stations, or more than 2 VHF stations, in the top 50 markets. Of course, the TV stations owned by the three entrenched networks were “grandfathered” and exempt from compliance with the FCC’s ownership Rules and policies. The first decade of my life in the industry was consumed drafting, and advocating for, waivers of the FCC’s TV station ownership limits and its Top 50 Policy in order to advance Metromedia’s quest to launch a fourth network.

Meanwhile, Kluge and his executives, including television legends Al Krivin and Robert Bennett, were hard at work investing in compelling programming. They developed a late night show entitled “Thicke Of The Night” launching the career of comedian Alan Thicke. They spent a fortune on a five night-a-week primetime variety show hosted by Jerry Lewis. And they developed first-run sitcoms like “Dusty’s Trail” (essentially “Gilligan’s Island” on a Western wagon train). At the same time, Metromedia set industry records for daily local public affairs programming including the programs “Midday” in New York, “Chronicles” in Boston and “Panorama” in Washington.

But, the greatest programming in the world could not overcome the handicap imposed on Metromedia by the FCC’s TV station ownership Rules and policies. Mr. Kluge was not able to fulfill his dream, and the FCC’s policy objective, of creating a fourth network.

So, in 1985, Kluge sold his TV stations to Rupert Murdoch who also acquired the then bankrupt 20th Century Fox film studio. Together with Barry Diller and Jamie Kellner, Murdoch set out to create the long sought fourth network. Again, FCC Rules got in the way. On behalf of Fox it fell to me to seek waivers of TV station ownership limits and other Rules intended to promote diversity like the TV/Newspaper cross-ownership Rule and the Financial Interest And Syndication Rule. In other words, the effort to create meaningful diversity required waivers of FCC Rules intended to create diversity!

The good news is that because the benefits of granting the Fox waiver requests were so strong — creation of a fourth free network and saving more than a hundred jobs at the New York Post — even strong supporters of TV ownership regulation like Senator Ted Kennedy, Governor Mario Cuomo and Senator Dan Inouye supported our waiver requests. But the point is that there is something fundamentally wrong when creating new competition and diversity requires waivers of Rules intended to promote competition and diversity.

I offer this history because I lived it. On many occasions I thought, “Why can’t the FCC see that these TV station ownership restrictions are preventing the creation of meaningful entities of scale that could bring to viewers the benefits of greater competition and diversity”? In today’s world of hundreds of cable/satellite networks, the Internet and OTT providers, that question is more compelling than ever.

Recent initiatives by the current FCC have given me some hope that the Commission’s well intentioned but counter productive and outdated TV ownership Rules finally may be repealed. If so, consumers almost surely will benefit from the emergence of additional free over-the-air networks. And at a time of escalating TV costs and cord cutting, enabling the creation of additional competitive and diverse free networks would be a great public service.

Some of my longtime friends seem to oppose repeal of the TV station ownership Rules because one beneficiary of repeal might be Sinclair Broadcasting Company, a company widely believed to have conservative views. But these same friends would be the first to insist that Federal licensing decisions cannot — must not — be based on political views.

I have not always been on the same page with Sinclair, particularly during a business dispute over the first round of Fox affiliation renewals. But, Sinclair has emerged as a genuine television industry leader, especially on technology issues. And, for all we know, the next beneficiary of deregulation could be Tegna, Scripps, George Soros or Tom Steyer. And that is what free markets, competition and diversity are all about. My real world experience with the television ownership Rules leaves no doubt that consumers will be well served by their repeal.

Posted on August 18, 2017

FCC Incentive Auction Post Mortem

Today, the FCC’s Incentive Auction reached its “Final Stage”.  This means that, for the first time, the prices at which participating broadcast stations were frozen are real.  I am happy for the winning broadcasters.  I am disappointed for the participating broadcasters who did not win.  And I am deeply grateful to the dedicated FCC staff who worked tirelessly for four years to turn a bare statute into an auction.

When this process began the carriers proclaimed their urgent need for 600 MHz spectrum.  But, there was great concern whether broadcasters could be brought to the auction.  In part through the work of the EOBC, the broadcasters showed up.  But, interest among the carriers declined.  In the end, the carriers left 42 MHz of 600 MHz spectrum on the table — spectrum broadcasters were willing to sell.

A full post mortem will take time.  But it appears that delay, complexity and shifting carrier priorities led to a result that was less than it could have been.

Posted on January 19, 2017

Thoughts On ATSC-3/SFN’s And On Ansin/NBC

ATSC-3 And Single Frequency Networks

ATSC-3 and SFN’s may be the just what broadcasting needs to prosper in the future.  Certainly there are smart and dedicated women and men working hard to make these technologies a reality.  I would offer a few cautions — (1) acquiring sites, building multiple towers in each market and enabling consumer reception of a not-backwards-compatible new standard won’t be cheap, (2) enabling better and “hassle-free” over-the air reception inadvertantly could could undermine Retrans revenues from cable, satellite and telcos and (3) it is by no means certain that smartphones and tablets ever will be engineered to receive frequencies in the broadcast band.

The first point needs no explanation.  The ATSC-3/SFN vision comes with major costs.  Of course, those costs may be worth it — if they enable significant new revenues.

The second point (the danger of undermining Retrans revenues) hit me when I read this quote from Sinclair’s Mark Aitken (for whom I have enormous respect) describing the ATSC-3/SFN consumer experience in Communication Daily on March 23 :

“Imagine how simple it becomes for a consumer to go on Amazon, order a TV, the drone drops it off on your porch two hours later, and you grab it and take it out of the box and plug it into the wall and you’ve got television. There’s no climbing up on the peak of the roof or into the attic, but you’ve elevated the power in a market in simple embedded antennas, and suddenly you allow broadcast television hassle-free.”

My own view is that broadcasters would be better off if their second revenue stream from cable, satellite and telcos was based on pure copyright.  But there is no question that broadcasters need and deserve a second revenue stream to support their programming services.  If ATSC-3/SFN “hassle-free” over-the-air reception causes the consumer in Mark’s example (and other consumers) to “cut the cord”, the station would lose Retrans fees.  Maybe that loss could be offset by other new revenues, but the potential loss should be a part of every station’s due diligence about ATSC-3/SFN.

Finally, the vision of offering programming and data services to mobile devices needs to be tempered by the realities of smartphone and tablet technology.  In the upcoming Incentive Auction, there is a reason why the FCC needs to create a compact contiguous band for the new wireless frequencies — a reason why the FCC needs to “repack” broadcasters.

Mobile devices are built to receive specific frequency bands pursuant to standards developed by the 3rd Generation Partnership Project — a worldwide consortium of carriers, chip makers and device manufacturers.  The physical limit of antenna size in smartphones constrains the size of the receivable frequency bands.  It is expected that mobile devices will be built to receive the frequencies in the new wireless band.  Absent a prolonged and uncertain effort to lobby carriers, chip makers, device manufacturers and 3GPP, those mobile devices will not receive transmissions from broadcasters operating in the new broadcast band.

I look forward to watching the progress of the ATSC-3/SFN initiative and I hope that it results in great new opportunities for broadcasters.  At the same time, broadcasters need to be fully informed about the challenges that lie down this road.  Since the deadline for broadcasters to register for the Incentive Auction has long passed, and the window to register preferred options has closed, I thought it safe to offer my thoughts without anyone thinking that they are related to the auction.

The Ansin/NBC Dispute

The dispute between NBC and Ed Ansin is unfortunate on many levels.  In the early, struggling, days of the Fox Network, there was no more supportive and constructive Affiliate than Ed Ansin.  As head of Fox Network Distribution I worked closely with Ed and his colleague Bob Leider at WSVN, Miami.  In those early Fox days, the older Networks ridiculed us, we burned through money like confetti and many doubted that we would succeed.  But Ed and Bob never wavered.  They carried our shows in pattern (not all Affiliates did), they generously promoted our shows, they offered valuable and constructive advice and they delivered big numbers to our fledgling Network when we needed them.

Because of differing self-interest, Networks/Affiliate conflict is a fact of life and always has been.  But those same self-interests are what keep Networks and Affiliates together.  The Networks provide Affiliates with the best programs and a strong identity.  The Affiliates provide the Networks with the best distribution in television — no other distribution platform is even close.  When I was at ABC there was no broadcast station available to us in the Salinas/Monterey market.  So, we “affiliated” with a local cable channel created by Time Warner Cable complete with a local newscast.  The ABC ratings in that market were about 1/3 of the national average.  Later ABC affiliated with the D2 signal of the local Hearst broadcast station and the ratings came back up.

Today, Ed Ansin’s WHDH in Boston is a ratings powerhouse for NBC and those ratings cannot be taken for granted.  It is not my place to second guess NBC’s business decisions.  The people running the NBC Network and the NBC Owned Stations are as talented, experienced and decent as anyone in the industry.  This is just a note to say from my own personal experience (1) broadcast Affiliates are the best distribution, (2) Ed Ansin in particular knows how to generate big ratings and (3) if I was running a Network today, I would want him as a part of my distribution platform.

Posted on March 29, 2016

600 MHz $$$ Will Exceed AWS 3

Some commentators have predicted that the revenues generated in the FCC’s 600 MHz auction will be lower than the $44.9 Billion in the AWS 3 auction.  I believe that those projections are very wrong and here’s why.

The AWS auction involved 65 MHz of spectrum, only 50 MHz of which was paired spectrum.  There were 70 qualified bidders.  The pricing was driven primarily by four bidders — AT&T, Verizon, T-Mobile and Dish.

Based on detailed auction simulations in the FCC record, the 600 MHz auction is likely to include a net of 90 or 100 MHz of paired spectrum — twice as much as in AWS 3.  That fact alone strongly suggests higher — not lower auction revenues.  And, demand is greater in this auction.  104 bidders have filed in the 600 MHz auction — more than the 70 in AWS 3.

All the key bidders who drove the pricing in AWS 3 (AT&T, VZ, T-Mo and Dish) are back bidding in the 600 MHz auction.  And, they have the same capacity and the same incentives to bid as they did in AWS 3.  Spectrum is still the life-blood of the carriers.  There is no more spectrum in the pipeline after this auction.

600 MHz is uniquely valuable spectrum — it travels long distances and goes through walls.  Even advanced 5G systems will need low band spectrum for signaling channels.  As would be expected in their “posturing” before the auction, the carrier/bidders have tried to downplay the value of this spectrum.  But just a few weeks ago, Bill Smith, President of AT&T Network Operations, gave a speech in which he candidly admitted the continuing need for more spectrum.  And with AT&T and VZ launching spectrum hogging new video services and T-Mo inviting their customers to “Binge-On”, the suggestion that they might not bid aggressively is just silly.

In terms of financial capacity, the major carriers are among the most credit worthy enterprises on the planet.  And, at the moment, money is free!  With no other auctions looming, the carriers will have plenty of time to de-lever after the 600 MHz auction.

As for Dish, they continue to have the same interest in protecting the value of their spectrum portfolio as they had in AWS 3.  And, Dish knows that mid-band spectrum alone cannot get the job done as evidenced by T-Mo’s voluminous filings at the FCC begging for a low-band reserve.

So, the four bidders who drove the pricing in AWS 3 will drive the value of twice as much spectrum being offered in the 600 MHz auction.  But wait, there’s more — much more!

In addition to those four bidders, data just released by the FCC reveals additional deep pocketed potential disrupters who have filed to participate in the 600 MHz auction.  Any one of these disrupters — any one of them —  could seriously raise the auction stakes for every bidder.  They include:

• Billionaire Technology Executive Raj Singh bidding with Columbia Capital (Senator Mark Warner).  Columbia just hired former FCC Wireless Bureau Deputy Chief Jon Liebovitz who helped to design the auction.

• Comcast.

• Billionaire Tech and Media Investor Mario Gabelli.

• Billionaire Silicon Valley Executive Chamath Palihapitiya who already has built a wireless business in Sri Lanka that he runs from San Francisco.  Palihapitiya has publicly stated his intention to bid up to $10 Billion in this auction and reportedly has recruited an extremely wealthy Asian investor.

• Sinclair Broadcasting which has publicly stated their intention to sell $2 Billion in broadcast spectrum in the first part of the auction.  In the second half of the auction, they can bid that $2 Billion, in a tax advantaged manner, before they even begin to impact their balance sheet.

• Liberty Global.  After filing to participate in the auction, a spokesperson for Dr. Malone’s organization stated that they have changed their minds.  Whether that is true, or a typical bidder’s pre-auction misdirection, remains to be seen.

• Former Verizon Executive John Dirkson and as yet undisclosed investors.

None of these potential disrupters was a factor in driving the pricing in the AWS 3 auction.  But one or more almost certainly will play a role in driving up the 600 MHz prices.

So, for anyone to believe that the 600 MHz auction will yield less revenue than the AWS auction, they MUST believe:

(1) that AT&T, VZ, T-Mo and Dish will bid less than half of what they bid in the AWS auction (recall that the 600 MHz auction will involve twice as much spectrum); and

(2) that none — not a single one — of the new disrupters actually will bid in the auction.

For example, the analysts would have to believe that Columbia Capital recruited Raj Singh and lured Jon Liebovitz from the FCC without any intention of bidding in the auction.  And, they would have to believe that Chamath Palihapitiya recruited his Asian investor and boasted about bidding $10 Billion without any intention of actually bidding.  Reductio ad absurdum!

Any objective review of the facts — the doubling of the amount of spectrum likely for sale, the unique and essential quality of the spectrum, the increased number of bidders, the financial capacity and the business incentives of the returning major bidders, AND the existence of many deep pocketed potential disrupters — compels only one conclusion.  The revenues in the 600 MHz auction will be greater than the revenues in AWS 3.

Posted on March 23, 2016

How Will The FCC’s Incentive Auction Play Out?

Television Broadcasters, existing wireless carriers, potential new wireless entrants, speculators and the FCC itself all are curious about how the long awaited U.S. Incentive Auction of 600 MHz spectrum will play out.  Prominent questions include:

•       How much spectrum will the FCC clear?

•       How much will the cleared spectrum cost the FCC?

•       How much impairment will there be in the spectrum blocks offered to carriers and other bidders?

•       How many television stations will be assigned a repacked channel in the duplex gap or elsewhere in the new flexible use band?

In a new analysis conducted on behalf of a former Member of the Expanding Opportunities For Broadcasters Coalition, Cramton and Associates attempted to answer these questions.  Peter Cramton is a highly expert auction economist having advised 12 governments and 36 bidders in spectrum auctions around the world.  He has assembled a team of remarkably talented associates.  For their just completed Incentive Auction analysis they developed a full suite of auction tools including sat solvers, reservation (exit) price models, pre-solvers and performance analysis modules, an auction simulator (including what may be the only private sector replication of the FCC’s ISIX interference standards) and a clearing target optimizer.  All of these tools faithfully replicate the tools the FCC will use to run the auction and fully implement U.S. government agreements with Mexico and Canada.

The Cramton team did not “back into” their findings.  Most importantly, they did not start with assumed clearing targets.  Instead they made reasonable (even conservative) assumptions regarding broadcaster participation and then let the optimizer program work its magic.  For example, in the base case they assumed that affiliates of the top 5 commercial networks and PBS in the top 50 markets — the markets most critical to establishing the clearing target — would not tender their channels.  And they performed thousands of simulations that tested varying levels of TV Station reservation prices to assure robust results.

Of course, no pre-auction simulation can predict actual auction results with 100% accuracy.  But, the Cramton results represent a highly reliable estimate of the likely outcome of the Incentive Auction.  Those results include the following:

•       The FCC is likely to clear at least 114 MHz.  Tendering one additional TV Station beyond the base case in each market — perhaps through channel sharing — clears 126 MHz.

•       At 114 MHz, national impairment is likely to be only 4.9% and will be concentrated along the Mexican border, with minor impairment in the Northeast (4.5% national impairment comes from Mexico — so only 0.4% of the impairment comes from U.S. Stations).

•       At 114 MHz, 96.8 % of the spectrum blocks offered to bidders in the top 40 markets will be “Category 1” blocks.

•       Clearing 114 MHz is expected to cost the FCC approximately $42 Billion (including broadcaster repacking reimbursement and the cost of running the auction) or $1.49 MHz/Pop.  Because this is an actual simulation, not a “prediction”, there is no estimate of how much more carriers and others may bid.

•       At 114 MHz, only between 1 and 3 TV Stations will be assigned a channel in the duplex gap or elsewhere in the flexible use band — fewer even than FCC Chairman Wheeler’s July 16 press conference estimate.

The results of the new Cramton analysis should give comfort to television broadcasters, to wireless carriers and to the FCC Officials who have worked tirelessly to implement Congress’ auction mandate.

Posted on December 1, 2015

Response To FCC New Data And Changed Auction Filing Dates

This is commendable super due diligence by the FCC Staff and it is great news that there is no change in the March 29 date. The extra filing time for stations and the emergence of well funded new entrant bidders, like Facebook exec led Rama, assure that more broadcasters will be able to benefit from the historic bidding frenzy for the last available low band spectrum.

Posted on November 12, 2015

Response To NAB Repacking Study

The duration and cost of Repacking is a serious issue deserving of careful consideration.  Hopefully, market response to high demand for tower crews and antennas will stimulate more supply than a static analysis would suggest.  As far back as a blog post in April of 2014, one of the authors of the NAB study referenced the possibility of slowing the repack to sync up with the transition to ATSC 3.0 (“The Weekly Riff”, Myra Moore, April 28, 2014).

Posted on November 9, 2015

Some “Boulder Thinking” About The 600 MHz Auction

Having spent the last three years working on the FCC’s 600 MHz “Incentive Auction” as Executive Director of the Expanding Opportunities For Broadcasters Coalition (“EOBC”), I’d like to offer a little “Boulder Thinking” about the opportunities for broadcasters in the Reverse portion of the auction and the likely level of demand in the Forward portion.

These thoughts are informed by: (1) sophisticated auction simulations conducted by Peter Cramton and Associates and (2) conversations with prospective bidders. The simulations were based on replication of FCC sat solver and optimizer programs, station domains and interference constraints, a detailed station reservation price model, ISIX inter-service interference calculations, border constraints (including a Canadian multiplier), projected clearing targets and weighted impairment estimates. Without implying a corner on wisdom, these simulations and conversations provide a factual baseline not available to others who have offered views about the auction.

My conclusions are: (1) that the FCC will succeed in clearing 114 to 126 MHz with very low impairment enriching hundreds of broadcasters who will continue to serve their communities (and preserve their future technical options) through channel sharing and (2) that demand in the

Forward auction will be so strong that bidders will have to pay dearly to walk away with a piece of coveted 600 MHz spectrum.

The “hockey stick” growth of consumer and business demand for wireless capacity is well documented. The Internet Of Things, increased-user-to-the-cloud uploads, machine-to-machine communications and spectrum intensive advances like augmented reality will fuel even greater, and more symmetric, demand in the future. The unique capabilities of low band spectrum are well documented and led the FCC to impose the first-ever spectrum reserve. Low band capacity will be critical for future uses like 5G control channels and increased user uploads from low power hand held devices. Add the fact that there is no more low band spectrum in the pipeline and it is clear that demand in the 600 MHz Forward auction will be extremely robust.

Existing carriers, new entrants to the wireless business and investor/speculators (gold and oil are not what they used to be) are likely to drive the MHz/Pop costs to new record levels. EOBC representatives have spoken with many potential bidders and confirmed their plans to participate. The bidders will include some of the most credit worthy entities on the planet eliminating any concerns about financial capacity. Simply stated, they need it and they can afford it.  And, some broadcasters who sell their spectrum in the Reverse auction may decide to reinvest some or all of their proceeds, perhaps on a tax deferred basis, in the Forward auction.

For broadcasters, the auction presents a timely financial hedge against an uncertain future while maintaining current service, and future technical options, through channel sharing. Registering for the auction is a no-brainer. By registering, a broadcaster’s only commitment is to accept its sky-high opening price — prices some auction critics have labeled “illusory”. If the FCC lowers that price by one penny, the broadcaster can exit.

Using a realistic station reservation price model, our simulations show that the FCC is likely to recover 114 or 126 MHz of spectrum with very little impairment. Some lucky broadcasters will freeze at, and be paid, the high opening prices — a very high-class “problem”. And, simply being registered assures a repacked channel in the broadcast band for stations that are not bought in the auction.

I have great respect for broadcasters who are excited about the prospect of a new digital television standard. Because of channel sharing, enthusiasm for a new standard need not be mutually exclusive with auction participation. Instead the auction provides a hedge against the very real hurdles that lie between today and meaningful implementation of a new standard. Those hurdles include: (1) getting the entire TV industry (broadcasters, networks, TV set manufacturers, etc) to coalesce around a complete new technical standard; (2) persuading the FCC to adopt that standard (the last time the FCC approved a new standard it took 10 years); (3) finding the money to fund potentially Billions of Dollars worth of converter boxes or dongles for the existing universe of non-compatible TV sets (Congress is unlikely to foot the bill); (4) persuading device manufacturers to build and to sell such devices; (5) financing and building a large number of new single frequency distributed transmission sites in each market; (6) developing new business plans for broadcasters’ own transmissions and/or negotiating spectrum leases with carriers and (7) winning regulatory battles over the scope of permissible “flexible use” of broadcast spectrum.

While I hope that the industry is successful in running this gauntlet, most broadcasters are likely to conclude that registering for a big auction payday today, while continuing current business and preserving future options, is the way to go.

Based on all of the facts available to me, I believe that the Incentive Auction will be a huge success.

Posted on November 1, 2015

The following communication was distributed on the Latest News page of Sinclair’s external website, wearesinclair.com:

August 21, 2017

Cablefax: Better Together: Is Sinclair-Led Sports Venture Greater Than Sum of its Parts?

“Round-the-clock cable sports networks like ESPN and FS1 will soon have competition on over-the-air television in the form of a new joint venture spearheaded by Sinclair Broadcasting.”

[Link to: http://www.cablefax.com/programming/better-together-is-sinclair-led-sports-venture-greater-than-sum-of-its-parts]

The following article was written by a third party and was made available via link provided in the above communication:

Better Together: Is Sinclair-Led Sports Venture Greater Than Sum of its Parts?

By Alex Silverman August 21, 2017

Round-the-clock cable sports networks like ESPN and FS1 will soon have competition on over-the-air television in the form of a new joint venture spearheaded by Sinclair Broadcasting. Stadium, which launches Monday as a 24/7 digital offering before making its over-the-air debut Sept 6, combines the reach of the Sinclair-owned channel formerly known as American Sports Network with more than 3,000 live events from Campus Insiders and a studio programming foundation from 120 Sports.

Once it’s up and running, the channel will be available to sports fans for free on TV in 59 markets via digital subchannels (a number that could increase dramatically if Sinclair’s merger with Tribune goes through); online via Twitter, Pluto TV and a standalone website; and through apps on virtually every device imaginable. CEO Jason Coyle said a number of cable operators will also offer Stadium via retransmission deals, and virtual MVPDs will pay to carry the channel. Specifics on cable carriage are currently unavailable.

Coyle acknowledged the unorthodox distribution method will require Stadium to engage in consumer education, particularly for linear viewing. Still, he believes the hodgepodge model give Stadium the potential to achieve “the broadest reach of any linear network in the US.” In addition, it offers homes reliant on over-the-air signals for TV service—a number Nielsen pegs at about 15 million—something they previously didn’t have access to.

In terms of live events, Stadium will offer exclusively college sports from mid-major conferences at launch, including the American Athletic Conference, Atlantic 10, Mountain West, West Coast Conference and Conference USA. Coyle said the net is in talks to add live professional sports rights from leagues outside the “big four.”

Studio programming will include a daily NFL -focused show called “Inside the League,” a college sports program called “Campus Insiders” and flagship highlights program “The Rally,” which already has a following from 120 Sports’ past Twitter streaming deal. 120 Sports—whose stakeholders include MLBAM, the NHL and PGA Tour —will also allow Stadium to offer viewers in-game highlights and live look-ins as part of its studio programming.

Once it’s up and running, Coyle is confident Stadium will compare favorably to its rivals on cable. “We’re going to have a combination of live games, daily live studio offerings, classic games, original programming,” Coyle said. “We’ll have consistent graphics across the entire programming schedule, so the linear presentation is going to look very familiar to sports fans. When you watch it on television, it’s going to look like it belongs on television. When you watch it on your iPhone for free, people will be blown away about a sports network that looks, feels and has rights competitive with anything on cable.”

In addition to an eight-member team of national studio talent based in Chicago, the network will leverage Sinclair’s 60-70 sports desks across the country, Campus Insiders’ network of more than 100 on-campus reporters, many of whom are embedded with their respective athletic departments, and additional remote correspondents. Coyle plans to use these resources to differentiate Stadium from ESPN and FS1. “When you look at the national landscape of sports, you see a lot of people going to generalists and opinionists,” he said. “We think there’s still a great place for information and news and analysis by combining a set of national voices with in-market experts.”

Whether Stadium catches on with sports fans remains to be seen, but it’s clear the three entities that make up the network stand a much better chance together than apart.

The following communication was distributed on the Latest News page of Sinclair’s external website, wearesinclair.com:

August 23, 2017

Broadcasting & Cable: Sinclair Fires Back at Deal Critics

Makes case for Tribune purchase at FCC; says opponents are trying to stifle competition

“Sinclair is vigorously defending its proposed merger with Tribune to the FCC as both in the interest of the public and of its company, which it says needs to scale up to be better able to compete with a growing number of less-regulated competitors.”

[Link to: http://www.broadcastingcable.com/news/washington/sinclair-fires-back-deal-critics/168066]

The following article was written by a third party and was made available via link provided in the above communication:

August 23, 2017

Sinclair Fires Back at Deal Critics

Makes case for Tribune purchase at FCC; says opponents are trying to stifle competition

By John Eggerton

Sinclair is vigorously defending its proposed merger with Tribune to the FCC as both in the interest of the public and of its company, which it says needs to scale up to be better able to compete with a growing number of less-regulated competitors. In fact, it says what deal opponents don’t understand is that the deal will help “save” free, over-the-air TV.

That came in a filing in opposition to the petitions to deny the deal, which was due by end of day Tuesday, Aug. 22.

In the comments, Sinclair alternated between providing data to support its assertion the deal is in the public interest, countering some of the criticisms, and dismissing others as not transaction specific, or not relevant to the merger review.

“Sinclair firmly believes in the mission of local broadcasting and this filing fully explains the public interest benefits that this transaction will provide as a result of the efficiencies and scale created by the combination of Sinclair and Tribune,” said Chris Ripley, president and CEO of Sinclair, in a statement. “This acquisition will help to ensure the future of the free and local television model for both Tribune and Sinclair’s local communities.”

Critics had argued that Sinclair’s public interest statement filed along with the deal application was thin.

Back in May, Sinclair struck a deal to buy Tribune’s 42 stations for $3.9 billion. It will give Sinclair over 200 stations.

Since then various groups and companies have filed petitions to deny, citing a multitude of issues, from diminished news and less diverse content to the post-incentive auction TV station repack and retransmission consent imbalances of power. Those opponents include Dish, Public Knowledge, Common Cause, One America News Network, and the American Cable Association.

Of those opponents, Sinclair said: “At bottom, each of the petitioners is either trying to use this proceeding to stifle competition for its own economic interests or is still living in a pre-cable, pre-internet, pre-smartphone world, untethered from the economic realities of the current media market. Sinclair and Tribune ask the Commission to see these transparent and/or naïve attempts for what they are, dismiss or deny the petitions in full, and grant consent to the proposed transaction.”

In a 47-page filing, not including numerous attachments and exhibits, Sinclair said that one of the big public interest benefits of the deal was as a boost to free, over-the-air broadcasting. Sinclair says scale is essential to the future of the business, mainly to keep up with the consolidation on the distributor side.

Sinclair noted that there were no nonbroadcasters stepping up to buy Tribune. No Amazon, no Netflix, which are investing big bucks in programming, but only broadcasters seem to want to invest in broadcasting.

If scale is needed, then consolidation is as well. The money seems to be going into over-the-top, which has no public interest obligations, rather than broadcasting.

Sinclair took aim at the assertion that the deal was a threat to localism. It says the 72% of the nation it will be reaching will not be getting the same content. With the UHF discount, that 72% will be reduced to about 45% coverage, which Sinclair will whittle down to below the 39% national audience cap via spin-offs and waivers, unless the FCC takes action to loosen local ownership rules before the deal vetting is done.

Buying a station in Denver has no bearing on how Sinclair covers news in West Palm Beach, for example, because those markets are fundamentally different and as local broadcasters Sinclair says it knows that the only way to succeed in a local market is to deliver content relevant to that market.

Sinclair talks about its commitment to local news, including highlighting its investment and staffing, as well as the 700 awards it has won over the past three years and ratings increases at WJLA TV Washington and KOMO TV Seattle since Sinclair bought those stations. For example, the company points to the 221.5 hours of local news and other content it has added on its stations in the past three years.

Sinclair says it has invested $40 million in the Fisher and Allbritton stations since those purchases three years ago, $10 million alone on WJLA. Sinclair’s goal is to provide a data-rich defense of the deal to counter the suggestion it is not in the public interest and to what Sinclair argues is the mischaracterization of its commitment to localism.

One criticism leveled by multiple parties is that Sinclair is a pro-Trump, conservative voice whose stations line up behind conservative viewpoints.

Sinclair says that any criticism is not relevant to the FCC’s review because the First Amendment, Communications Act and FCC precedent gives deference in programming decisions to the licenseholder.

Another criticism is potentially higher retrans fees, but again, Sinclair says that is off point since it is a speculative harm. Dish in particular raised the retrans issue, but Sinclair says that their arguments are not relevant because they can’t say that it is in the public interest for broadcasters to get less in retrans payments. In addition, it points out that in the Nexstar/Media General merger increased station counts do not create public harm. Essentially, so long as Sinclair is within the ownership rules, which Sinclair has promised, the retrans issue is a fight for another day and another venue.

Sinclair also points out that at the end of the day, the FCC’s retrans good faith negotiations requirements remain in place.

T-Mobile raised concerns about Sinclair impeding the post-incentive auction repack since it will be the largest owner of stations relocating, as well as about its role in the ATSC 3.0 advanced transmission standard rollout.

Sinclair says that has absolutely nothing to do with the transaction review, and is again another speculative harm.

As to Newsmax’s argument that the deal would reduce the shelf space for its news network, Newsmax TV, Sinclair said that could, too, be dismissed since the company cited no evidence that the deal would result in increased licensing fees if it would be harder for them to get on an MVPD platform.

The following communication was distributed on the Latest News page of Sinclair’s external website, wearesinclair.com:

August 23, 2017

Sinclair Broadcast Group and Tribune Media Announce Filing of FCC Response

Baltimore, MD (August 23, 2017) — Yesterday, Sinclair Broadcast Group, Inc. (Nasdaq: SBGI) (“Sinclair”) and Tribune Media Company (NYSE: TRCO) (“Tribune”) filed their joint Opposition to Petitions to Deny the merger of the two companies.

While the Petitions to Deny rely to a large extent on speculation and unsupported assumptions, the Opposition nonetheless addresses each of the claims made in the Petitions, including the claims contained in the Petitions relating to retransmission consent negotiations.

The Sinclair-Tribune filing clearly reaffirms that the proposed merger will advance the public interest by helping to shore up an industry buffeted by well-known economic challenges. In particular, as the Opposition demonstrates, the merger will give the combined company the ability to invest deeply in the free over-the-air delivery of local news, sports, and entertainment under the stewardship of a company, Sinclair, with an outstanding record of investing in its local stations and new broadcast technologies. As the record shows, Sinclair provides strong news, sports and entertainment programming that meets the needs of its stations’ local communities.

Chris Ripley, President and Chief Executive Officer of Sinclair provided the following statement:

“Sinclair firmly believes in the mission of local broadcasting and this filing fully explains the public interest benefits that this transaction will provide as a result of the efficiencies and scale created by the combination of Sinclair and Tribune. This acquisition will help to ensure the future of the free and local television model for both Tribune’s and Sinclair’s local communities.”

The Opposition to Petitions to Deny the merger can be found here: http://bit.ly/2vXzWgd .

About Sinclair Broadcast Group, Inc.

Sinclair is one of the largest and most diversified television broadcasting companies in the country. Pro forma for the Tribune acquisition (before any related divestitures) and all previously announced pending transactions, the Company will own, operate and/or provide services to 233 television stations in 108 markets. The Company has multiple emerging networks as well as stations affiliated with all the major networks. Sinclair is a leading local news provider in the country and a producer of live sports content. Sinclair’s content is delivered via multiple-platforms, including over-the-air, multi-channel video program distributors, and digital platforms. The Company regularly uses its website as a key source of Company information which can be accessed at www.sbgi.net.

The following communication was distributed on the Latest News page of Sinclair’s external website, wearesinclair.com:

August 25, 2017

TVNewsCheck: Is Sinclair Too Liberal And Too Anti-Trump?

Makes case for Tribune purchase at FCC; says opponents are trying to stifle competition

“Although critics of the Sinclair-Tribune merger sound alarms that Sinclair is aiming to create a conservative propaganda machine on the order of Fox News, it will be, in fact, the major conduit for the rather conventional broadcast news of Anthony Mason, David Muir and Lester Holt.”

[Link to: http://www.tvnewscheck.com/article/106764/is-sinclair-too-liberal-and-too-antitrump/page/1]

The following article was written by a third party and was made available via link provided in the above communication:

Is Sinclair Too Liberal And Too Anti-Trump?

My in-depth and comprehensive content analysis of the mega-group’s news-producing stations suggest that it just might be. I wonder if David Smith knows about this.

By Harry A. Jessell

TVNewsCheck,  August 25, 2017 1:58 PM EDT

Since Sinclair announced in May that it was buying Tribune Media, barely a week has gone by without some news outlet running a story raising concerns that not only will the merged group be unduly large (more than 200 TV stations!), but that its newscasts will reflect the conservative political views of its guiding force, David Smith.

I, myself, wrote a column wondering why Smith would want to muck up local newscasts with national “must-run” stories aimed at “balancing” the mainstream media and commentaries from the right-wing Mark Hyman and Trump apologist Boris Epshsteyn.

But, being the good reporter that I am, I decided to take a closer look and, lo and behold, I found that most of Sinclair’s news-producing stations were as mainstream as the Mississippi River.

And if you believe that mainstream is synonymous with liberal (I don’t), then Sinclair will be, upon closing of the Tribune deal, the nation’s undisputed purveyor of liberal news and views in broadcast television.

In my diligent research, I found many damning news reports about President Trump, his populist agenda and his apparent collusion with the Russians during the campaign.

On top of that, I found crackling satire aimed at Trump and the GOP leadership just about every day in late night and heaps of scripted entertainment programming that make a mockery of traditional family values.

Many of these stations, I would note, are not in blue states where the out-of-touch elites dwell, but in solidly red states that generally back Republicans and supply Trump with his he-can-do-no-wrong supporters.

They are in towns like Huntsville, Ala.; Memphis, Tenn., Fort Smith, Ark.; and Columbia, Mo.

As I’m sure you’ve guessed by now, I really didn’t do much research at all. I merely counted the number of ABC, CBS and NBC affiliates Sinclair will have post-merger. The number I came up with is 71 (26 ABC, 27 CBS and 16 NBC) based on a station list supplied by BIA/Kelsey. That’s 71 markets out of 108 that Sinclair will have post-merger, assuming it isn’t forced to spin off some by the FCC.

Here’s a footnote: With the Tribune buy, Sinclair is absorbing eight Big Three affiliates that once belonged to what Smith would say is the most liberal of all the America-hating liberal media — the New York Times Co.

The Times sold its mid-market group of eight Big Three affiliates along with an independent in 2007 to a private equity firm, which flipped it six years later to Tribune.

When Sinclair closes on Tribune, that Times DNA will become part of Sinclair. I wonder how the longtime employees of those stations feel about going to work for Sinclair.

So, think about it. Although critics of the Sinclair-Tribune merger sound alarms that Sinclair is aiming to create a conservative propaganda machine on the order of Fox News, it will be, in fact, the major conduit for the rather conventional broadcast news of Anthony Mason, David Muir and Lester Holt.

The Big Three news operations may eschew outright commentary, but they deliver heavy doses of critical news analysis from the likes of Jonathan Karl, George Stephanopoulos, Chuck Todd and John Dickerson.

Sinclair responded this week to the MVPDs and self-appointed public interest groups that have petitioned the FCC to block the Tribune merger.

In its defense, Sinclair says that its Washington news bureau “contributes not only to the quantity and quality of information available to local viewers around the country, but adds to the diversity of viewpoints on national issues by providing a new voice in addition to those of ABC, NBC and CBS, which currently dominate the national broadcast news offerings in most local markets.”

That first struck me as odd. It sounded as it was not fully aware that it was responsible for the dominance of the Big Three in national broadcast news in dozens of markets.

But I think I get it.

In 2004, Sinclair created a big stink when it ordered its ABC affiliates not to carry a segment of Nightline showing servicemen who had died in Iraq. Sinclair explained that it felt the segment was politically motivated and aimed at undermining the nation’s war effort in Iraq.

That didn’t go over well, serving only to confirm for many that Sinclair was a cranky right-wing outfit, ever more dangerous the bigger it got.

Plus, Sinclair can’t really make a habit of preempting its Big Three news offerings as a business matter. The networks simply will not stand for it, although affiliates’ right to preempt is insured by the FCC. Like everything else the networks offer, the news is for all intents and purposes “must run.”

I’m guessing Sinclair’s strategy is to counterprogram itself. If ABC, CBS and NBC are going to spin stories one way, its local newsrooms in Washington and Baltimore will spin them another while covering stories that the networks miss because of their liberal myopia.

It’s hard to fault such a strategy.

I believe that Sinclair’s national news is much more conservative than the networks’ are liberal. But, for the foreseeable future, the networks will be pumping out far more national news than Sinclair is. As Sinclair said in its filing, the Big Three “dominate the national broadcast news offerings in most local markets.” Right now, it all kind of evens out.

So, the next time you hear someone say that Sinclair will destroy America by broadcasting politically driven news, you should ask: What news — ABC, CBS or NBC?